January 3, 2018

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Ada D. Sarmento.

Re:	Merrimack Pharmaceuticals, Inc.
Registration Statement on Form S-3
File No. 333-222093
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Merrimack Pharmaceuticals, Inc. hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-222093), so that it may become effective at 4:30 p.m., Eastern time, on January 5, 2018, or as soon as practicable thereafter.

Very truly yours,

By:	/s/ Jeffrey A. Munsie
Jeffrey A. Munsie General Counsel